UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2019 (Report No. 3)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated by reference herein is the (i) Registrant’s Notice of Annual and Special General Meeting of Shareholders, Proxy Statement and Proxy Card for the Annual and Special General Meeting of Shareholders of the Company to be held on Wednesday, January 15, 2020 (the “Meeting”), and (ii) voting instruction form which will be sent to holders of American Depositary Shares by The Bank of New York Mellon (the Company’s Transfer Agent and Depositary).

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.10, or American Depositary Shares representing Ordinary Shares, of the Registrant at the close of business on December 17, 2019, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Exhibits No.

99.1	Notice of Annual and Special General Meeting of Shareholders, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on January 15, 2020.

99.2	Voting Instruction Form for Holders of American Depositary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: December 11, 2019	By	/s/ Ascher Shmulewitz
	Name:	Ascher Shmulewitz, M.D., Ph.D.
	Title:	Chairman & Interim Chief Executive Officer

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